UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building,

468 Xinhui Road, Shanghai, China, 200060

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Reports Unaudited Financial Results

for the First Six Months of 2011

1H2011 Revenue Up 36.7% YOY to $28.3 Million

1H2011 Net Income Rose to $0.7 million

Shanghai, China, September 29, 2011 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today reported unaudited financial results for the six months ended June 30, 2011.

Paul Conway, Chief Executive Officer of SearchMedia, remarked, “We are pleased to achieve year-over-year revenue growth of 36.7% to $28.3 million and net income of $0.7 million for the first half of 2011 driven by revenue growth across all business segments. This period’s profitability and strong performance is an important milestone for SearchMedia. Operationally, we have installed a highly scalable business model with the infrastructure and network in place to support a larger revenue, client and concession base. As our business grows, we expect margins to strengthen through operational efficiencies. From a competitive standpoint, we are well-positioned to capture the compelling market opportunities within China’s advertising market with an established nationwide media presence. We also recently hired Johnny Lo, an outdoor industry veteran, as our Chief Operating Officer to better manage our operations, concession and advertising pipeline. Overall, we are pleased to have built a solid foundation to grow from and look forward to delivering strong, sustainable growth to shareholders moving forward.”

Johnny Lo, Chief Operating Officer of SearchMedia, added, “I am honored to join SearchMedia’s management team. The Company is poised to enter an exciting period of integration and growth. I hope to apply my experience in servicing high-profile brands and managing complex advertising operations to maximize our sales and concession growth while increasing operational synergies across business segments to drive shareholder returns.”

Financial Highlights for the Six Months ended June 30, 2011

•	Revenue increased 36.7% to $28.3 million from $20.7 million in the prior year period.

•	Operating income rose to $1.8 million from an operating loss of $1.0 million in the prior year period.

•	Net income was $0.7 million compared to a net loss of $3.5 million in the prior year period.

Unaudited Financial Results for the Six Months ended June 30, 2011

Revenue increased 36.7% to $28.3 million in the first six months of 2011 from $20.7 million in the first six months of 2010 primarily due to the continued expansion of the Company’s outdoor billboard, elevator and transit platform, an increase in the amount of contracts and the addition of the Company’s acquired subsidiary, Zhejiang Continental.

Gross profit increased 21.9% to $8.1 million from $6.7 million in the prior year period as a result of an increase in revenue during the period. Gross margin decreased to 28.6% from 32.1% in the prior year period due to higher concession costs as well as higher network expansion costs and increased advertising agency business. As the Company grows its occupancy rates and average revenue per contract, gross margins are expected to trend higher.

Total operating expenses for the first six months of 2011 were $6.4 million compared to $7.6 million for the prior year period demonstrating management’s continued efforts to control costs. Sales and marketing expenses increased 12.5% to $2.5 million from $2.2 million in the prior year period, reflecting a proportional increase in sales commissions as well as continued investment in marketing expenses to drive business expansion. General and administrative expenses decreased to $3.9 million from $5.4 million in the prior year period, reflecting a decrease in salary expense driven by greater efficiency in the Company’s elevator business, lower share-based compensation expense and lower professional fees and other expenses compared to the prior year period.

Operating income was $1.8 million compared to an operating loss of $1.0 million in the prior year period.

Net income for the first six months of 2011 was $0.7 million compared to a net loss of $3.5 million in the prior year period due to strong revenue growth complemented by operational cost-savings driven by economies of scale as well as improved performance from the elevator business.

Adjusted net income, excluding non-cash items such as approximately $0.4 million of share-based compensation, $0.8 million of amortization on intangible assets and $0.1 million of reversal of bad debt provision was $1.7 million compared to $0.9 million in the prior year period. Please refer to the non-GAAP reconciliation table provided at the end of the release for a period-over-period comparison of non-cash adjustments.

As of June 30, 2011, cash and cash equivalents totaled approximately $8.4 million. For the six months ended June 30, 2011, the Company had a weighted average number of basic and diluted shares outstanding of 20.9 million shares.

Wilfred Chow, Chief Financial Officer of SearchMedia, commented, “Our strong revenue growth and profitability in the first half of 2011 demonstrate the success of our diligent efforts to build a solid foundation of productive assets. Moving forward, we expect to build upon this strong performance through continued organic growth and our M&A pipeline. Furthermore, as revenue and utilization of network assets increases, we expect to realize further operational efficiencies to deliver greater profitability.”

Outlook

Paul Conway, Chief Executive Officer of SearchMedia, noted, “We are pleased with the strong financial performance of the first half of 2011 and expect greater profitability in the second half of 2011. Due to our unique nationwide presence, we have received heightened interest for large, multi-city concessions. In addition, our M&A pipeline for billboards, transit and elevator advertising continues to grow, driven by our market presence, effective sales platform and positioning as a U.S.-listed company. These are exciting operational opportunities, which we believe will drive our long-term growth momentum.”

“Furthermore, we expect to issue approximately 1.3 million common shares in the fourth quarter to satisfy certain earnout obligations. This will reduce our acquisition payable liability by approximately $9.6 million and better tie incentives of subsidiary’s management teams with SearchMedia’s performance,” Paul Conway added.

About SearchMedia

SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether the Company’s scalable business model will support a larger revenue, client and concession base; whether margins will strengthen through operational efficiencies; whether the Company will capture market opportunities within China’s advertising market because of its established nationwide presence; whether the Company can grow and can deliver strong, sustainable growth to shareholders; whether Mr. Lo’s experience will enable him to maximize the Company’s sales and concession growth while increasing operational synergies across business segments; whether growth in occupancy rates and average revenue per contract will increase gross margins; whether the Company can continue to control costs; whether the Company’s subsidiaries and its headquarters operations will be profitable in the second half of 2011; whether the Company’s operational opportunities will drive the Company’s long-term growth momentum whether acquisitions previously under discussion or negotiation will be completed in a timely matter or at all and whether such acquisition will be successful; the uncertainties associated with the timing and outcome of legal proceedings; whether the Company’s management structure will result in the benefits, integration and growth anticipated, including accelerated growth for 2011 or beyond; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

ICR, Inc.
In New York:	Ashley De Simone: (646) 277-1227
In Beijing:	Wen Lei Zheng: 86 10 6583-7510

SearchMedia Holdings Limited

Condensed Balance Sheets

In USD’000

	June 30, 2011	December 31, 2010
	Unaudited	Audited
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,370	$7,554
Restricted cash	11	11
Accounts receivable, net	20,035	18,065
Other current assets	15,745	10,197

Total current assets	44,161	35,827
NON-CURRENT ASSETS
Property and equipment, net	966	1,133
Deposits for property and equipment	40	2
Intangible assets, net	3,286	3,954
Goodwill	47,013	45,955

Total assets	$95,466	$86,871

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$14,455	$13,894
Acquisition consideration payable	29,381	29,033
Income taxes payable	11,024	9,228
Other current liabilities	27,846	23,099

Total current liabilities	82,706	75,254
NON-CURRENT LIABILITIES
Deferred tax liabilities	822	989
Long-term acquisition consideration payable	10,399	10,162
Long-term payables	2	3

Total liabilities	$93,929	$86,408

SHAREHOLDERS’ EQUITY
Common Shares - $0.0001 par value, 1,000,000,000 shares authorized, 20,858,661 shares issued and outstanding on June 30, 2011 and December 31, 2010	$2	$2
Additional paid-in capital	121,908	121,521
Accumulated other comprehensive income	1,156	1,153
Accumulated deficit	-121,529	-122,213

Total shareholders’ equity	1,537	463

Total liabilities and shareholders’ equity	$95,466	$86,871

SearchMedia Holdings Limited

Condensed Statements of Operations

In USD’000

	For Six Months Ended June 30
	2011	2010
	Unaudited	Unaudited
Advertising service revenues	$28,309		$20,703
Cost of revenues	-20,200		-14,051

Gross profit	8,109		6,652

Operating expenses
Sales and marketing expenses	-2,494		-2,216
General and administrative expenses	-3,858		-5,409

Income/(loss) from operations	1,757		-973
Other income/(expense)
Interest income/(expenses)	8		-7
Loss on impairment of goodwill and intangible assets	—		-1,676
Other net income/(expense), net	22		719

Income/(loss) before income taxes	1,787		-1,937
Provision for income taxes	-1,103		-1,524

Net income/(loss)	$684	-$	3,461

SearchMedia Holdings Limited

Condensed Statements of Cash Flows

In USD’000

	For Six Months Ended June 30
	2011	2010
	Unaudited	Unaudited
Net cash provided by/(used in) operating activities	$1,417	-$	4,732
Net cash used in investing activities	-374		-8,880
Net cash provided by/(used in) financing activities	—		-3,604
Foreign currency translation adjustment	-227		91

Net increase/(decrease) in cash and cash equivalents	816		-17,125
Cash and cash equivalents at beginning of period	7,554		29,398

Cash and cash equivalents at end of period	$8,370		$12,273

SearchMedia Holdings Limited

Reconciliation of net income to non-GAAP adjusted net income

In USD’000

	For Six Months Ended June 30
	2011	2010
	Unaudited	Unaudited
Net income/(loss)	$684	-$	3,461
Add back non-cash items:
Loss on impairment of goodwill and intangible assets	—		1,676
Share-based compensation	386		1,514
Amortization on intangible assets	752		738
Bad debt provisions	-89		474

Adjusted net income (non-GAAP)	$1,733		$941

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: September 29, 2011	By:	WILFRED CHOW
	Name:	Wilfred Chow
	Title:	Chief Financial Officer